Filed by Barinthus Biotherapeutics plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Barinthus Biotherapeutics plc

Commission File No.: 001-40367

Date: September 30, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 29, 2025, by and among Barinthus Biotherapeutics plc, a public limited company organized under the laws of England and Wales (“Beacon”), Beacon Topco, Inc., a Delaware corporation and a direct wholly owned subsidiary of Beacon (“Topco”), Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”), pursuant to which, (i) Topco will acquire the entire issued and to be issued share capital of Beacon pursuant to a scheme of arrangement (subject to any modification, addition or condition which (a) Beacon, Topco and Clywedog mutually agree and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”) or (b) is otherwise imposed by the Court and mutually acceptable to Beacon, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with the Part 26 of the United Kingdom Companies Act 2006 and the Merger Agreement, resulting in Beacon becoming a direct wholly owned subsidiary of Topco, and (ii) Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the Delaware General Corporations Law.

Barinthus Biotherapeutics Merger Announcement Nasdaq: BRNS

Disclosure

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of federal securities laws, including the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Clywedog and Barinthus Bio, in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "likely," "may," "might," "objective," "ongoing," "plan," "predict," "possible," "potential," "project," "pursue," "should," "target," "will," "would" and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the Merger Agreement; the issuance of shares of common stock of newly formed combined company contemplated by the Merger Agreement, including the final exchange ratios; implementation of the proposed transaction through a UK scheme of arrangement and the merger of Clywedog into a wholly owned subsidiary of combined company; the anticipated percentage of the combined company securities to be received by Clywedog and Barinthus Bio shareholders in connection with the proposed transaction; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company after completion of the proposed transaction; future events and anticipated results of operations; business strategies; the anticipated impact of the proposed transaction on the combined company's business and future financial and operating results, including without limitation the expected cash runway of the combined company; the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Clywedog's and Barinthus Bio's plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Clywedog's and Barinthus Bio's businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Clywedog's shareholders and Barinthus Bio's shareholders and the sanction of the High Court of Justice of England and Wales to the Scheme of Arrangement, and the potential failure to satisfy the other conditions to the consummation of the transaction, including the consummation of the Self-Tender Offer; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of Clywedog's or Barinthus Bio's ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom Clywedog or Barinthus Bio does business, or on Clywedog's or Barinthus Bio's operating results and business generally; (vi) that the proposed transaction may divert management's attention from each of Clywedog's and Barinthus Bio's ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that Clywedog or Barinthus Bio may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transaction; (x) the risk that restrictions during the pendency of the proposed transaction may impact Clywedog's or Barinthus Bio's ability to pursue certain business opportunities or strategic transactions; (xi) the risk that Clywedog or Barinthus Bio may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits of the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of the combined company securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the ADSs of Barinthus Bio; (xvii) the implementation of each of Clywedog's and Barinthus Bio's business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products; (xviii) the scope, progress, results and costs of developing Clywedog's and Barinthus Bio's product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Clywedog's and Barinthus Bio's pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for Clywedog's and Barinthus Bio's current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Clywedog's and Barinthus Bio's product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of Clywedog and Barinthus Bio to establish and maintain intellectual property protection for their respective product candidates and products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of the ADSs of Barinthus Bio; (xxiv) risks relating to competition within the industry in which each of Clywedog and Barinthus Bio operates; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of any of Clywedog's or Barinthus Bio's license agreements and/or collaboration agreements may impact the combined company's ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; and (xxvii) Clywedog's and Barinthus Bio's response to any of the aforementioned factors. Additional factors that may affect the future results of Barinthus Bio are set forth in Barinthus Bio's filings with the U.S. Securities and Exchange Commission (the "SEC"), including Barinthus Bio's most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC's website at www.sec.gov. See in particular Item 1A of each of Barinthus Bio's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 under the headings "Risk Factors." The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Clywedog and Barinthus Bio and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, each of Clywedog and Barinthus Bio assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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Disclosure Additional Information and Where to Find It In connection with the proposed transaction, the combined company plans to file with the SEC and mail or otherwise provide to Barinthus Bio’s investors and security holders a registration statement on Form S - 4 that will contain a joint proxy statement/prospectus (the “Registration Statement”). BARINTHUS BIO’S INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY BARINTHUS BIO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN I MPO RTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the Registration Statement and other documents that the combined com pan y files with the SEC (when available) from the SEC’s website at www.sec.gov or at investors.barinthusbio.com. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualif ica tion under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , a s amended, and otherwise in accordance with applicable law. Participants in the Solicitation Clywedog, Barinthus Bio and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of Barinthus Bio in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations an d interests of Barinthus Bio’s directors and executive officers in Barinthus Bio’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 20, 2025, and Barinthus Bio’s definitive proxy statement on Schedule 14A for its 2025 annual meeting of stockholders, which was filed with the SEC on April 25, 2025. To the extent holdings of Barinthus Bio’s securities by Barinthus Bio’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10 - K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the S EC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Registration Statement relating to the proposed transact ion when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Barinthus Bio’s website at investors.barinthusbio.com. 3JL1

Barinthus Bio and Clywedog Combination Creates Company Focused on Metabolic and Autoimmune Diseases 4 Transaction Summary • The transaction is structured as an all - stock transaction; combined company will operate under newly formed parent entity • Prior to the closing of the transaction, the combined company may commence a partial tender offer to acquire shares of the newly issued shares of the combined company held by Barinthus Bio shareholders for an aggregate offer price of up to $27 million • The transaction is expected to close in the first half of 2026 with the combined company supported by existing cash and additional investments by OrbiMed and Torrey Pines Investment, both existing shareholders in Clywedog, and new investors Company Overview • Combined company will assume the name “Clywedog Therapeutics, Inc.” and trade on the NASDAQ under the new ticker symbol “CLYD” • Management team will be composed of members from both companies with Bill Enright serving as CEO • The combined company’s Board of Directors will be led by Executive Chairman Iain Dukes, MA, D.Phil (CEO of Clywedog and a venture partner at OrbiMed ) and include Bill Enright and additional designees of each of Barinthus Bio and Clywedog • Estimated cash runway for combined company extends through 2027. Catalyst Rich Pipeline • Diversified pipeline will include three assets with broad potential for treating metabolic and autoimmune diseases, with an initial focus on Type 1 diabetes (T1D) and Type 2 diabetes (T2D) and celiac disease • Four key value - driving milestones including clinical POC in multiple indications expected within 18 months

Combination Creates Immediate Value and Long - Term Upside 5 • Company targeting metabolic and autoimmune diseases • Leadership team positioned to execute for patients and shareholders • Strong financial backing with existing cash and lead investors • Compelling pipeline of disease - modifying therapies with large markets • Four key clinical data milestones expected within 18 months of closing

6 1 Based on Barinthus and Clywedog managements’ current estimates on expected clinical data milestones. Upcoming Milestones 1 Phase 3 Phase 2 Phase 1 Preclinical Description Product Candidate H2 ’26: Ph 2a 12w data in T2D H2 ’26: Ph 2a data in T1D Menin PPI Inhibitor for Type 1/2 Diabetes CLY - 101 ( Balomenib ) H2 ’26/H1 ’27: Ph 2a Data in T1D TYK2 Inhibitor for Type 1 Diabetes CLY - 201 Q4 ’25: Ph 1 SAD data H2 ’26: Ph 1 MAD data Tolerance Immunotherapy for Celiac disease VTP - 1000 Clyewedog Candidates Bartinhus Bio Candidate Combined Portfolio Rich with Near - Term Clinical Milestones

7 Full board of directors composition and management team to be finalized prior to closing Iain Dukes, JD D.Phil Executive Chairman Venture Partner, OrbiMed Bill Enright CEO Leon Hooftman , MD CMO Gemma Jones Interim CFO (Consultant) Nick Fullenkamp, MBA VP, Corporate Development Experienced Team to Execute for Patients and Shareholders

Portfolio of Disease-Modifying Clinical Candidates

	CLY-101 (Balomenib)	CLY-201	VTP-1000
Description	Reversible menin inhibitor, designed to avoid 1st gen liabilities	TYK2 JH2 inhibitor	Immunotherapy comprising celiac antigens and immunomodulator
Disease Area	T2D & T1D	T1D	Celiac Disease
Potential MOA	Increased insulin production & glycemic control through proliferation of beta cells and increased GLP-1R expression	Halt or delay disease progression by inflammatory cytokines implicated in disease progression	Induce tolerance to gluten by reducing effector T cells and increasing regulatory T cells
Unmet Need Addressed	Potentially disease modifying with durable benefit	Delay or prevent Type 1 diabetes in patients with recent onset	Prevent or reduce symptoms associated with gluten exposure
ROA	Oral	Oral	Intramuscular/Subcutaneous
Status	Ph 1 Healthy Volunteer Complete	Ph 1 Healthy Volunteer Complete	Ph 1 in Celiac patients ongoing
	CLYWEDOG THERAPEUTICS	CLYWEDOG THERAPEUTICS	BARINTHUS BIOTHERAPEUTICS

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CLY - 101 ( Balomenib ) MEN1 PPI Inhibitor for Type 1 and 2 Diabetes

CLY-101

Treating Diabetes Through a Novel Mechanism

Stimulating the proliferation of insulin-secreting pancreatic beta cells

Approximately 30 million people in the United States are diagnosed with Type 2 diabetes[1]

State of the art: Increasing endogenous insulin is a key tool to treating diabetes

Direct Beta Cell Insulin Stimulators
Sulfonylureas, meglitinides

Glucose-Dependent Stimulators
GLP-1 RA, DPP-4 inhibitors

Other Mechanisms
Delaying gastric emptying and suppressing glucagon

Problem: Many patients have inadequate production of endogenous insulin

Solution: Increase Beta Cell Mass



Increased insulin production

Potentially disease modifying: proliferation of insulin-secreting pancreatic beta cells could enable sustained increase in endogenous insulin production capacity[2]

[1]Centers for Disease Control estimate. 2 EMBO Mol Med (2021) 13: e13524 https://doi.org/10.15252/emmm.202013524.
[2]EMBO Mol Med (2021) 13: e13524 https://doi.org/10.15252/emmm.202013524.

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Balomenib has a Dual Mechanism for Increasing Insulin 11 CLY - 101 Relative GLP - 1 expression Increasing dose Increased beta islet cell mass 1 Synergy with GLP - 1 agonists 2 Balomenib reversibly inhibits Menin 1 EMBO Mol Med (2021) 13: e13524 https://doi.org/10.15252/emmm.202013524. 2 Am J Physiol Endocrinol Metab . 2017 Aug 1; 313(2): E148 – E166. Inhibiting menin shown to increase insulin production and sustain HbA1C reduction in animal models

Balomenib Reversed T2D in Preclinical Models 12 CLY - 101 Proprietary data of Clywedog. T2D model • Diabetic rats (ZDF) were dosed for 5 weeks (Day 21 to Day 56) • Treatment associated with increased insulin production and reduced blood glucose and HbA1c • Sustained effect: Balomenib showed durable response at 5 weeks after final dose versus canagliflozin (SGLT2 inhibitor) providing support for mechanism of action Glycemic control maintained 5 weeks after final dose Increased Insulin production & glycemic control maintained after dosing completed Time (days) G l u c o s e ( m g / d L ) 0 20 40 60 80 100 0 100 200 300 400 500 Vehicle CLYD-101 stop start of treatment Canagliflozin CLY - 101 CLY - 101

Phase 1 SAD/MAD in Healthy Volunteers Complete 13 CLY - 101 Key observations: • Favorable ADME profile for oral outpatient care • Demonstrates a linear dose - exposure relationship • Well tolerated at therapeutic levels, with no serious adverse events reported • The most common AE’s were mild nausea and vomiting 30 min to 1.5 hours post dose • Preferred dose selected for Phase 2a in T2D patients Time, h B a l a m e n i b , n M 0 4 8 12 16 20 24 1 10 100 1000 10000 High Dose QD High Dose BID Low Dose BID High - Dose (QID) Low - Dose (BID) High - Dose (BID) Balomenib , nM Balomenib was well tolerated at therapeutic exposures in both SAD/MAD studies Proprietary data of Clywedog.

Phase 2a Study Design in T2D Patients Initiated 14 CLY - 101 Screening (4 weeks) Treatment (4 weeks) Post - Treatment Follow - up (8 weeks) V1 Day - 28 Low Dose BID day 1 - 3 Mid Dose BID day 4 - 6 High Dose BID day 7 - 28 Placebo Randomization 1:1 V2 Day – 1 V3 Day 15 V4 Day 28 V5 Week 8 V6 Week 1 2 30 patients 30 patients Endpoints • Primary: Safety incidence of AEs and SAEs • Secondary: Balomenib PK in patients with T2D • Exploratory: Absolute and percent change in HbA1c and fasting blood glucose 8 - week post - treatment follow - up designed to assess durability, potential to modify disease

CLY - 201 Selective TYK2 Inhibitor for Type 1 Diabetes

CLY-201

T1D is an Autoimmune Disease Resulting in Destruction of Beta Cells

Recent data suggests potential for preventing or delaying T1D


Triggering event(s)
i
ii
Stage 1 → Stage 2 → Stage 3
Autoimmune process
Autoantibodies
iii
iv
v
Functional β cell mass
Variable genetic, environmental risk for T1D
Normoglycemia
Dysglycemia
Hyperglycemia
Time (months or years)

- Type 1 diabetes is caused by immune (T cell)–mediated destruction of insulin-producing beta cells[1]
- Goal for early interventions is to slow or prevent immune system attack to delay or halt progression of diabetes

Prevention paradigm supported by data showing that the T cell targeted anti-CD3 antibody Teplizumab slows progression[2]


Teplizumab
48.4 months
Placebo
24.4 months
Proportion Free of T1D
Months after randomization
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0
6
12
18
24
30
36
42
48
54
60
Teplizumab
Placebo

Key challenge: most patients still progress to developing T1D

[1] J Clin Invest. 2021;131(8):e142242. https://doi.org/10.1172/JCI142242.
[2] New England Journal of Medicine. 2019;381(7). https://www.nejm.org/doi/full/10.1056/NEJMoa1902226#f1.

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17 CLY - 201 Cytotoxic T cells 1 Inhibiting TYK2 blocks IL - 12/23 signaling to suppress activation, expansion and killing Beta islet cells 1 Inhibiting TYK2 blocks interferon signaling to prevent stress - induced apoptosis 1 – No immune cells near islet boundary 2 – Immune cells surrounding <50% islet 3 – Immune cells surrounding >50% islet 4 – Immune cells invading the islet Demonstrated dose - dependent reduction in inflammation in preclinical model 2 1 Nature Reviews Drug Discovery, Volume 16, December 2017, P. 846. 2 Proprietary data of Clywedog CLY - 201 Aims to Halt T1D Progression TYK2 inhibitor with two complementary mechanisms

CLY - 201 delayed and reduced disease CLY - 201 maintained normal glucose levels 18 CLY - 201 Vehicle CLY - 201 Proprietary data of Clywedog CLY - 201 preserved beta cells Reduced T1D Incidence in a Preclinical Model of Disease

Time, h C L Y D - 2 0 1 , n M 0 4 8 12 16 20 24 0.1 1 10 100 1000 10000 IC50PBMC/INFalpha CLYD-201, X mg CLYD-201, 2Xmg CLYD-201, 5X mg CLYD-201, 10X mg Time, h C L Y D - 2 0 1 , n M 0 4 8 12 16 20 24 0.1 1 10 100 1000 10000 IC50PBMC/INFalpha CLYD-201, 10X mg (Day 1) CLYD-201, 10X mg (Day 7) 19 CLY - 201 Phase 1 SAD/MAD in Healthy Volunteers Complete CLY - 201, SAD Cohorts CLY - 201, MAD Cohort Key observations: • Dose - dependent increase of exposure • Dose levels defined to achieve therapeutic window • Well tolerated at therapeutic exposures, with no adverse events reported Phase 1b /2 a in T1D patients being planned Proprietary data of Clywedog CLY - 201 Demonstrated Safety and Tolerability at Therapeutic Exposures in Healthy Volunteers

VTP - 1000 Celiac Disease Immunotherapeutic Guiding the immune system to cure disease

VTP-1000

Celiac Disease: A Loss of Immune Tolerance to Gluten

Celiac disease damages the small intestine and can cause long-lasting health problems


Celiac disease
Regulatory T cells
Effector T cells
VTP-1000
Treatment goal
Regulatory T cells
Effector T cells

- In celiac disease, effector T cells attack the lining of the small intestine, overwhelming the regulatory T cells that usually prevent autoimmunity and unwanted inflammation.
- VTP-1000 aims to induce tolerance to gluten by reducing effector T cells and increasing regulatory T cells in a disease-specific manner to guide the immune system to tolerate gluten.

~1%	of people have Celiac Disease worldwide[1]
~60%	of patients are not able to adhere to a strict Gluten-Free Diet [2]
~20%	of patients are Non-Responsive [3]
0	current FDA/EMA approved treatments

[1]Celiac Disease Foundation. 2024.
[2]Rubin, G., et al. (2009) Aliment Pharmacol Ther. 30(4), 315-330.
[3]Leffler, DA., et al (2007) Clin Gastroenterol Hepatol. 5(4),445-450.

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VTP-1000

VTP-1000: Clinical Stage Celiac Disease Immunotherapy

Based on the SNAP Tolerance Immunotherapy (SNAP-TI) platform designed to increase Treg/Teff ratio

- VTP-1000 comprises key antigens from gluten proteins and the mTOR immunomodulator rapamycin
- VTP-1000 is administered by the IM route
- Preclinical data suggest nanoparticle and immunomodulator provide potential key advantages of
  - Improved Treg skewing
  - Reduced risk of antigen-associated inflammation
- Status: Phase 1 trial ongoing


SNAP-TI targets lymph node APCs, critical for T cell immunity
SNAP-TI polarizes to Treg phenotype, restoring immune homeostasis
APC
(I) Induction or transdifferentiation
T_{reg}
(II) Anergy or clonal deletion
T_{eff}
Cytokines (e.g. IL-10)
Target tissue cells

SOURCE: Based on unpublished preclinical data, Barinthus Bio, Data on File.
APC: Antigen presenting cell; Treg: Regulatory T cell; Teff: Effector T cell.

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23 VTP - 1000 antigens recognized by Celiac disease subjects (n=6) VTP - 1000 observed to reduce IL - 2 and other inflammatory cytokines* *IL - 1, IL - 6, IL - 8, TNF, IFNg , etc. VTP - 1000 1 Unpublished preclinical data, Barinthus Bio, Data on File. Irrelevant antigens or VTP - 1000 incubated with subject whole blood and assessed for recognition by T cells Other tissues x Liver x Spleen 0.0 0.1 0.2 5 10 15 1 10 100 Time (days) F l u o r e s c e n c e i n t e n s i t y ( F o l d c h a n g e ) Intestines VTP-1000 Free peptide VTP - 1000 Gluten peptides Gluten peptides or VTP - 1000 incubated with subject (n=6) blood VTP - 1000 traffics to draining lymph nodes and remains detectable in APCs past day 15 – key for strong immune response 0.0 0.2 5 1015 0 50 100 Time (days) F r e q u e n c y ( % ) a n t i g e n p o s i t i v e 0.01 0.1 1 10 M a g n i t u d e x Intestines VTP - 1000 accesses majority of APCs in lymphoid and disease tissue Preclinical Data Showed Potential for Differentiation

VTP-1000

AVALON: Phase 1 – Trial Ongoing

Objective: Evaluating safety and tolerability of single and multiple doses of VTP-1000 in participants with Celiac disease

Part A – Single Ascending Dose (n=18)

Day 1 — Dosing
Day 22 — End of Follow up

Part B – Multiple Ascending Dose (n=24)

Day 1 — Dosing
Day 15 — Dosing
Day 29 — Dosing
Day 43 — Gluten Challenge
Day 57 — End of Follow up

Sequential dosing levels: 7-day gap from first 2 participants at each level and safety review before escalation to next dosing level.

Dose Levels	VTP-1000		Placebo
	Part A	Part B	
1	n=4	n=6	n=2
2	n=4	n=6	n=2
3	n=4	n=6	n=2

Key Inclusion Criteria

- Diagnosis of celiac disease as confirmed by positive serology and intestinal histology.
- Well-controlled, gluten restricted diet ≥12 months.

Key Primary Endpoints

- Safety: incidence of AEs and SAEs.
- Changes from baseline in anti-tissue transglutaminase immunoglobulin A antibodies.

Other Outcome Measures

- Serum cytokine (IL-2) concentrations.

Single ascending dose data: Q4 2025 | **Multiple ascending dose part initiated**

Study Reference: NCT06310291.

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VTP-1000

The First Step Towards a Growing SNAP-TI Pipeline

SNAP-TI Supporting Package



- ☑ Preclinical proof-of-concept in a variety of disease models:
  - Multiple Sclerosis
  - Vitiligo
  - Type 1 diabetes
- ☑ VTP-1000 Phase 1 trial ongoing

Key Design Features

Optimal Design
- Self assembling 20 nm nanoparticle.
- Large loading capacity of a broad range of targetable antigens.

Lymph Node Targeting
- Optimally accesses lymph node APCs.
- Key for T cell immunity.

Co-delivered Immunomodulator
- Efficacy: Enhanced Treg/Teff ratio.
- Safety: Prevents antigen associated toxicity.

Ease of Route of Administration
- Intramuscular/subcutaneous injection.
- Key for patient compliance.

Broad Applicability:
- Range of disease-associated antigens
- Various disease mechanisms
- Different tissues



Diverse targetable indications
e.g., Celiac, Type 1 diabetes, Rheumatoid arthritis, Vitiligo, Primary biliary cholangitis and more…

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Merger Highlights Guiding the immune system to cure disease

27 • Company targeting metabolic and autoimmune diseases • Leadership team positioned to execute for patients and shareholders • Strong financial backing with existing cash and lead investors • Compelling pipeline of disease - modifying therapies with large markets • Four key clinical data milestones expected within 18 months of closing Combination Creates Immediate Value and Long - Term Upside

Thank you

Project Beacon Social Posts:

LinkedIn:

Today we are proud to announce that Barinthus Biotherapeutics and [TAG] Clywedog Therapeutics have entered into an agreement to combine to form a stronger company with the goal to advance a promising pipeline targeting high unmet needs for metabolic and autoimmune diseases.

The combined company—backed by OrbiMed and Torrey Pines—will be named Clywedog Therapeutics, Inc.

With a focus on Type 1 and Type 2 diabetes and celiac disease, the combined company will have a highly differentiated pipeline of three clinical stage disease-modifying assets with four clinical milestones expected within 18 months and an anticipated cash runway through 2027.

Read the full announcement here: LINK to PR

X:

Barinthus and [TAG] Clywedog have agreed to combine to form a stronger company that will strive to advance a promising pipeline targeting high unmet needs for metabolic and autoimmune diseases.

The combined company will be named Clywedog Therapeutics, Inc. Read more: LINK to PR

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Clywedog and Barinthus Bio, in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “possible,” “potential,” “project,” “pursue,” “should,” “target,” “will,” “would” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the Merger Agreement; the issuance of shares of common stock of the newly formed combined company contemplated by the Merger Agreement, including the final exchange ratios; implementation of the proposed transaction through a UK scheme of arrangement and the merger of Clywedog into a wholly owned subsidiary of the combined company; the anticipated percentage of the combined company securities to be received by Clywedog and Barinthus Bio shareholders in connection with the proposed transaction; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company after completion of the proposed transaction; future events and anticipated results of operations; business strategies; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including without limitation the expected cash runway of the combined company; the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Clywedog’s and Barinthus Bio’s plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Clywedog’s and Barinthus Bio’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Clywedog’s shareholders and Barinthus Bio’s shareholders and the sanction of the High Court of Justice of England and Wales to the Scheme of Arrangement, and the potential failure to satisfy the other conditions to the consummation of the transaction, including the consummation of the Self-Tender Offer; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of Clywedog’s or Barinthus Bio’s ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom Clywedog or Barinthus Bio does business, or on Clywedog’s or Barinthus Bio’s operating results and business generally; (vi) that the proposed transaction may divert management’s attention from each of Clywedog’s and Barinthus Bio’s ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that Clywedog or Barinthus Bio may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transaction; (x) the risk that restrictions during the pendency of the proposed transaction may impact Clywedog’s or Barinthus Bio’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that Clywedog or Barinthus Bio may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits of the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of the combined company securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the ADSs of Barinthus Bio; (xvii) the implementation of each of Clywedog’s and Barinthus Bio’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products; (xviii) the scope, progress, results and costs of developing Clywedog’s and Barinthus Bio’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Clywedog’s and Barinthus Bio’s pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for Clywedog’s and Barinthus Bio’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Clywedog’s and Barinthus Bio’s product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of Clywedog and Barinthus Bio to establish and maintain intellectual property protection for their respective product candidates and products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of the ADSs of Barinthus Bio; (xxiv) risks relating to competition within the industry in which each of Clywedog and Barinthus Bio operates; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of any of Clywedog’s or Barinthus Bio’s license agreements and/or collaboration agreements may impact the combined company’s ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; and (xxvii) Clywedog’s and Barinthus Bio’s response to any of the aforementioned factors. Additional factors that may affect the future results of Barinthus Bio are set forth in Barinthus Bio’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Barinthus Bio’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of each of Barinthus Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 under the headings “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Clywedog and Barinthus Bio and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, each of Clywedog and Barinthus Bio assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, the combined company plans to file with the SEC and mail or otherwise provide to Barinthus Bio’s investors and security holders a registration statement on Form S-4 that will contain a joint proxy statement/prospectus (the “Registration Statement”). BARINTHUS BIO’S INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY BARINTHUS BIO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Investors and security holders may obtain a free copy of the Registration Statement and other documents that the combined company files with the SEC (when available) from the SEC’s website at www.sec.gov or at investors.barinthusbio.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Clywedog, Barinthus Bio and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of Barinthus Bio in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of Barinthus Bio’s directors and executive officers in Barinthus Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 20, 2025, and Barinthus Bio’s definitive proxy statement on Schedule 14A for its 2025 annual meeting of stockholders, which was filed with the SEC on April 25, 2025. To the extent holdings of Barinthus Bio’s securities by Barinthus Bio’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10-K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Registration Statement relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Barinthus Bio’s website at investors.barinthusbio.com.

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